

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS THIRD QUARTER 2003 RESULTS
Sequential Same-Store Net Operating Income Up

ROCHESTER, NY, October 31, 2003 -- Home Properties (NYSE:HME) today released financial results for the third quarter and nine months of 2003. All results are reported on a diluted basis.

For the quarter ended September 30, 2003, Funds From Operations ("FFO") was $37,442,000, or $.78 per share, compared with $37,367,000, or $.81 per share, for the quarter ended September 30, 2002. These results met analysts' consensus estimate for the quarter and reflect a positive increase in total FFO over the comparable prior-year period and a 3.4% decrease on a per-share basis. FFO for the nine months ended September 30, 2003, was $101,386,000, or $2.13 per share, compared with $102,828,000, or $2.22 per share, a 1.4% decrease in total FFO from the prior year and a 4.0% decrease on a per-share basis. A reconciliation of GAAP net income to FFO for the quarter ended September 30, 2003 is included with the financial data in this news release.

Earnings Per Share ("EPS") for the quarter ended September 30, 2003, was $.30, compared with $.49 for the quarter ended September 30, 2002, or a decrease of 38.9%, which was primarily attributable to the lower gains resulting from significantly lower sales on of real property in 2003 and an increase in depreciation and interest. Income was further reduced by impairment charges on the affordable property portfolio recognized during the third quarter of 2003, which were not recorded in 2002. EPS for the nine months ended September 30, 2003, was $.75, compared with $1.13 for the nine months ended September 30, 2002, or a decrease of 33.1%. This decrease was primarily attributable to the same factors as the quarter-to-quarter decrease, offset in part by the impact of the premium paid to repurchase the Series B Convertible Preferred Stock during the second quarter of 2002, which was not experienced in 2003.

Third Quarter Operating Results

For the third quarter of 2003, same-property comparisons (for 127 "Core" properties containing 36,566 apartment units owned since January 1, 2002) reflected an increase in rental revenues of 3.1% compared to the same quarter a year ago. Net operating income ("NOI") reflected a 2.2% decrease from the third quarter of 2002. Property level operating expenses increased by 9.8%, primarily due to increases in repairs and maintenance, advertising, and property insurance. A significant amount of the increase in both repairs and maintenance and advertising expense relates to increased turnover during June, July, and August. This is a result of actively managing lease expirations to better match lease termination dates with higher traffic periods. Average economic occupancy for the Core properties was 93.3% during the third quarter of 2003, up from 93.2% during the third quarter of 2002. Average monthly rental rates increased 3.1% to $890 compared to the year-ago period.

Compared to the 2003 second quarter results for the Core properties, rental revenues were up 1.8% in the third quarter of 2003, expenses were up 2.7%, and net operating income was up

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1.2%. Average economic occupancy was up 1.0% from the second quarter, with average monthly rents 1.0% higher.

Occupancies for the 5,010 apartment units acquired between January 1, 2002, and September 30, 2003, (the "Recently Acquired Communities") averaged 94.4% during the third quarter of 2003, at average monthly rents of $1,156.

"We are encouraged that net operating income, FFO per share and occupancy all increased in the third quarter compared to Home Properties' results in the second quarter this year," said Norman Leenhouts, Chairman and Co-CEO. "We still find the operating environment in the multifamily business challenging, but attribute our relatively favorable performance in the sector to our solid geographic markets, strategy of rehabilitating and repositioning apartment communities through extensive capital upgrades, and our unique culture, which we expect will continue to position us favorably in any type of economic environment."

Year-to-Date Operating Results

For the nine months ended September 30, 2003, same-property comparisons for the Core properties showed an increase in rental revenues of 3.0%, whereas net operating income decreased by 1.0% from the first nine months of 2002. Property level operating expenses increased by 8.7%, primarily due to increases in utility costs, repairs and maintenance, personnel costs, property insurance, and property management costs. Average economic occupancy for the Core properties decreased slightly from 92.2% to 92.1%, with average monthly rents rising 3.1%.

The yield on the Recently Acquired Communities during the first nine months of 2003 averaged 8.0% on an annualized basis, which is in line with announced first year results (calculated as the net operating income from the properties, less an allowance for general and administrative expenses equal to 3% of revenues, all divided by the acquisition costs plus capital improvement expenditures in excess of normalized levels).

Interest and Dividend Income

Interest and dividend income decreased $181,000 during the third quarter of 2003, resulting from a combination of decreased levels of financing to affiliates and a lower interest rate environment.

Acquisitions and Dispositions

During the third quarter of 2003, the Company acquired a 450-unit community in Silver Spring, Maryland. The total purchase price of $58.9 million, including closing costs, equates to approximately $131,000 per apartment unit. The weighted average expected first year capitalization rate on this acquisition is 7.1%.

Also during the third quarter, the Company sold one community in Philadelphia for a total consideration of $10.5 million. In two previously unannounced transactions, which occurred late in the quarter, the Company sold a total of 170 units in Baltimore and Detroit for total consideration of $8.9 million. A gain on sale of approximately $280,000 (before allocation of minority interest) was reported in the third quarter for these three transactions and is reflected in discontinued operations. The weighted average first year cap rate on all third quarter sales is

9.3% (before a reserve for capital expenditures). Due to the prepayment of debt associated with the sale of one of the disposed communities, a $261,000 charge was recorded in the third quarter, which is added back to arrive at reported FFO results. In conformity with NAREIT guidelines, the gains (net of prepayment penalties) from real property are not included in reported FFO results.

The Company continues to review the performance of its portfolio of properties to identify those communities that have reached their potential or are less efficient to operate due to their size or remote location. At the same time, the Company is continually researching acquisition opportunities in its target geographic markets that meet the Company's desired return on investment.

Leenhouts said, "The acquisition environment is very difficult as we are competing for deals with buyers who use much higher leverage than is our strategy. Nevertheless, with several acquisitions now in the pipeline and a focused acquisition strategy for the balance of the year, we believe we can achieve growth of $150 million in acquisitions in 2003 to continue to grow the Company. As this level is lower than our previous guidance of $250 million, we have also slowed the pace of dispositions to the point that we anticipate total net growth for the year to be approximately $90 million."

Management Companies

As of December 31, 2002, the Operating Partnership held 95% of the economic interest in Home Properties Management, Inc. and 99% of the economic interest in Home Properties Resident Services, Inc. (together, the "Management Companies") through non-voting common stock. Nelson and Norman Leenhouts (the "Leenhoutses"), Home Properties' Co-CEOs, held the remaining five percent and one percent interest, respectively, through the ownership of voting common stock. Effective January 1, 2003, the Operating Partnership acquired all of the shares held by the Leenhoutses such that the Management Companies are now wholly owned subsidiaries of the Company. This transfer was completed to avoid potential conflicts of interest. The accounts and operations of the Management Companies as of and for the three- and nine-month periods ended September 30, 2003, have been consolidated herein.

The net result from this activity in the Statement of Operations is not materially different due to this transfer, although the results are reported on different line items compared to the previous recording of the Company's share of the income within the line item Equity in earnings (losses) of unconsolidated affiliates. For the three and nine months ended September 30, 2002, the net share of losses from Management Companies of $326,000 and $829,000, respectively, is included in Equity in earnings of unconsolidated affiliates. The various items of income and expense that comprise that net activity are detailed in the supplemental information. For 2003, revenue generated from this activity is reflected in Other income, explaining the significant increase of $482,000 and $1,719,000 when comparing the three and nine months ended September 30, 2003, respectively, to the same periods in 2002. The other line item which increased significantly due to consolidation of this activity was General and administrative expense. Included in the 2003 General and administrative expenses of $4,670,000 and $14,371,000 for the three- and nine-month periods ended September 30, 2003, respectively, was $1,151,000 and $3,421,000, respectively, associated with the Management Companies.

Update on Sale of Affordable Properties

In the fourth quarter of 2002, the Company announced its intention to sell virtually all of the assets associated with its general partner interests in the affordable properties to focus solely on the direct ownership and management of market rate apartment communities. At that time, the Company announced its intention to sell the assets, which include principally loans, advances and management contracts, in three phases. The status of the sales is as follows:

Phase I consisting of the Company's interest in 35 properties containing 1,119 units, of which all were New York State Rural Development properties, was sold on September 5, 2003. The sale price of $1,540,000 resulted in a gain on sale of approximately $72,000 that was recorded in the third quarter.

Phase II, consisting of the Company's interest in 49 Pennsylvania Rural Development and other low income housing tax credit properties, is scheduled to close in the fourth quarter of 2003.

For Phase III, its interests in 35 Upstate New York, Ohio and Pennsylvania properties, the Company has received competitive bids and has selected a qualified buyer and is working towards a closing anticipated in the first quarter of 2004.

In the third quarter of 2003, the Company recorded an impairment charge of $2,233,000 to adjust these assets to management's estimate of fair market value, $1,888,000 classified in the financial statements as "Impairment of assets held as general partner" and $345,000 included in "Equity in earnings (losses) of unconsolidated affiliates." A portion of the total $2.2 million charge, or $537,000, represents monies loaned to certain affordable properties during the third quarter of 2003 to fund operating shortfalls, which are not anticipated to be recovered from projected sale proceeds. The remaining balance of $1,696,000 pertains to an additional net impairment charge taken on Phase III to reduce the assets to fair market value. For the nine-month period ended September 30, 2003, the Company has recorded impairment charges totaling $3,099,000, $1,403,000 of which relates to cash advances to fund operating shortfalls.

In conformity with current NAREIT guidelines, the losses from real property general partner investments of $1,785,000 reflected in the impairment charges are not included in reported FFO results for the three and nine month periods of 2003.

Capital Markets Activities

During the third quarter of 2003, the Company raised $8.3 million by issuing additional shares (at an average cost of $36.48 per share) under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). Approximately $6.7 million was from reinvested dividends and $1.6 million from optional cash purchases. No shares were repurchased during the quarter, although the Company continues to have Board authorization to buy back up to approximately 3.1 million shares of its common stock or Operating Partnership Units.

During August, 200,000 shares of Series C and 200,000 shares of Series E convertible preferred stock were converted into 661,157 and 632,911 common shares, respectively. The conversion had no effect on the reported results of operations of the Company.

In early September, 17,780 and 17,100 common stock warrants issued in connection with the Series C and Series E convertible preferred stock, respectively, were exercised, generating $1.1

million in proceeds. This exercise had no effect on the reported results of operations of the Company.

As of September 30, 2003, the Company's ratio of debt-to-total market capitalization was 42.0%, with $64 million outstanding on its $115 million revolving credit facility and $7.3 million of unrestricted cash on hand. Mortgage debt of $1.3 billion was outstanding, at fixed rates of interest averaging 6.4% and with staggered maturities averaging approximately eight years. Interest coverage averaged 2.8 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.5 times.

The Company estimates its net asset value ("NAV") at September 30, 2003, to be approximately $38.58 per share based on capitalizing, at an 8.0% rate, the total of the annualized and seasonally adjusted third quarter property net operating income, plus a 4% growth factor, minus a management fee. The Company believes this rate and the resulting NAV is reflective of current market conditions.

Review and Outlook

The Company has tightened its FFO guidance resulting from normal operations for 2003, reducing the high end of the range by three cents and leaving the low end unchanged. Most of this change is a result of reconciling actual third quarter results to previous guidance. Today's change results in annual recurring FFO guidance in the range of $2.88 to $2.91 per share, with the fourth quarter between $0.75 and $0.77. As announced earlier this week, Norman and Nelson Leenhouts are retiring as Co-CEO's effective January 1, 2004. In recognition of the value created under their leadership, they will receive restricted stock grants with a combined value of approximately $5 million. A one time, non-recurring charge of approximately 11 cents per share will be recorded in the fourth quarter of 2003. Guidance, inclusive of this non-recurring charge, will therefore be $2.77 to $2.80 for the year and $0.64 to $0.66 for the fourth quarter.

For 2004, the Company expects FFO per share between $2.90 and $3.15. Additional detail on 2004 projections will be provided when year-end 2003 results are released.

Due to the uncertain timing and extent of property dispositions and acquisitions, which could cause actual results to differ materially from estimates, we do not estimate depreciation and gains on a prospective basis, and, therefore, cannot reasonably estimate forward-looking EPS.

Conference Call

The Company will conduct a conference call and simultaneous Webcast today at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 800-547-9328. A replay of the call will be available by dialing 800-633-8284 or 402-977-9140 and entering 21106010. Call replay will become available beginning at approximately 1:00 PM Eastern Time and continue until November 5, 2003.

The Company Webcast will be available live through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "Financial Information", and archived by 2:30 PM.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt, and net asset value.   The supplemental information is available on the Company's Web site or via e-mail or facsimile upon request.

This press release contains forward-looking statements.   Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment company in the United States. A real estate investment trust with operations in selected Northeast, Midwest, and Mid-Atlantic markets, the Company owns, operates, acquires, and rehabilitates apartment communities. Currently, Home Properties operates 250 communities containing 49,688 apartment units.   Of these, 41,576 units in 149 communities are owned directly by the Company; 6,303 units are partially owned and managed by the Company as general partner, and 1,809 units are managed for other owners.   The Company also manages 2.2 million square feet of commercial space. For more information, view Home Properties' Web site at homeproperties.com.

Tables to follow.

Third Quarter Results	Avg. Economic Occupancy[c]		Q3 '03 Average Monthly Rent/ Occ Unit	Q3 '03 vs. Q3 '02		
	Q3 '03	Q3 '02		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	93.3%	93.2%	$ 890	3.1%	3.1%	(2.2%)
Acquisition Properties[b]	94.4%	NA	$1,156	NA	NA	NA
TOTAL PORTFOLIO	93.4%		$ 920	NA	NA	NA

Year-To-Date Results	Avg. Economic Occupancy		YTD '03 Average Monthly Rent/ Occ Unit	YTD '03 vs. YTD '02		
	YTD '03	YTD '02		% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	92.1%	92.2%	$ 882	3.1%	3.0%	(1.0%)
Acquisition Properties[b]	94.3%	NA	$1,134	NA	NA	NA
TOTAL PORTFOLIO	92.4%		$ 909	NA	NA	NA

[a] Core Properties includes 127 properties with 36,566 apartment units owned throughout 2002 and 2003.

[b] Reflects 22 properties with 5,010 apartment units acquired subsequent to January 1, 2002.

[c] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Rental income	$106,091	$ 95,957	$310,371	$272,237
Other income – property related	3,978	4,120	11,716	10,698
Interest and dividend income	103	284	402	1,079
Other income	1,028	546	3,349	1,630
Total revenues	111,200	100,907	325,838	285,644
Operating and maintenance	46,472	39,923	141,230	118,866
General and administrative	4,670	2,837	14,371	8,758
Interest	21,456	19,713	64,026	56,112
Prepayment penalty	261	-	1,610	-
Depreciation and amortization	19,976	16,992	58,177	47,453
Impairment of assets held as General Partner	1,888	350	2,408	350
Total expenses	94,723	79,815	281,822	231,539
Income from operations	16,477	21,092	44,016	54,105
Equity in earnings (losses) of unconsolidated affiliates	(313)	(308)	(1,497)	(1,408)
Income before minority interest and discontinued operations	16,164	20,784	42,519	52,697
Minority interest	4,776	6,391	11,935	13,965
Income from continuing operations	11,388	14,393	30,584	38,732
Discontinued operations				
Income (loss) from operations of disposed properties, net of minority interest	173	(449)	191	1,372
Gain on disposition of property, net of minority interest	35	2,912	355	5,601
Discontinued operations	208	2,463	546	6,973
Income before loss on disposition of property	11,596	16,856	31,130	45,705
Gain (loss) on disposition of property, net of minority interest	8	-	(2)	(245)
Net Income	11,604	16,856	31,128	45,460
Preferred dividends	(2,646)	(3,793)	(9,356)	(11,027)
Premium on Series B preferred stock repurchase	-	-	-	(5,025)
Net income available to common shareholders	$ 8,958	$ 13,063	$ 21,772	$ 29,408

Reconciliation from net income available to common shareholders to Funds From Operations:

Net income available to common shareholders	$ 8,958	$ 13,063	$ 21,772	$ 29,408
Preferred dividends – convertible preferred stock	1,296	2,443	5,306	8,222
Premium on Series B preferred stock repurchase	-	-	-	5,025
Depreciation – real property	19,512	17,020	56,889	48,626
Depreciation – real property, unconsolidated	725	68	1,837	505
Affordable Impairment	1,785		1,785	
(Gain) loss on disposition of property, non-real estate	69	-	79	245
Minority Interest	4,776	6,391	11,935	13,965
Minority Interest – income (loss) from discontinued operations	95	(271)	105	868
Impairment of real property, included in income from operations of disposed properties, before minority interest	-	1,565	423	1,565
Loss from early extinguishment of debt in connection with sale of real estate	261	-	1,610	-
(Gain) loss on disposition of discontinued operations	(35)	(2,912)	(355)	(5,601)
FFO [(1)]	$ 37,442	$ 37,367	$101,386	$102,828

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Weighted average shares/units outstanding:				
Shares – basic	29,522.3	26,428.7	28,485.4	25,780.6
Shares – diluted	30,037.7	26,755.1	28,874.2	26,099.5
Shares/units – basic[2]	45,611.9	42,364.2	44,577.3	41,739.9
Shares/units – diluted[2]	48,078.9	46,367.7	47,624.0	46,370.1
Per share/unit:				
Net income – basic	$.30	$.49	$.76	$1.14
Net income – diluted	$.30	$.49	$.75	$1.13
FFO – basic[3]	$.79	$.82	$2.16	$2.27
FFO – diluted[4]	$.78	$.81	$2.13	$2.22
AFFO[5]	$.66	$.69	$1.78	$1.88
Common Dividend paid	$.61	$.60	$1.83	$1.80

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from sales of property or non-cash real estate impairment charge, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties of New York, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents and Series C through E (in 2003) and Series B through E (in 2002) convertible cumulative preferred stock, which can be converted into shares of common stock.

[3] FFO for the three months ended September 30, as computed for basic is gross FFO of $37,442 and $37,367 in 2003 and 2002, respectively, less convertible preferred dividends of $1,296 and $2,443 in 2003 and 2002, respectively. FFO for the nine months ended September 30, as computed for basic is gross FFO of $101,386 and $102,828 in 2003 and 2002, respectively, less convertible preferred dividends of $5,305 and $8,222 in 2003 and 2002, respectively. Gross FFO for the nine month period ended September 30, 2002, includes the premium on the Series B preferred stock repurchase of $5,025.

[4] FFO for the three months ended September 30, as computed for diluted is basic FFO of $36,146 and $34,924 in 2003 and 2002, respectively, plus the Series C - E convertible preferred dividend of $1,296 in 2003 and Series B – E convertible preferred dividend of $2,443 in 2002. FFO for the nine months ended September 30, as computed for diluted is basic FFO of $96,081 and $94,606 in 2003 and 2002, respectively, plus the Series C - E convertible preferred dividend of $5,305 in 2003 and Series B – E convertible preferred dividend of $8,222 in 2002. Gross FFO for the nine month period ended September 30, 2002, includes the premium on the Series B preferred stock repurchase of $5,025.

[5] Adjusted Funds From Operations ("AFFO") is defined as FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing FFO for each period by the share of annual reserve for each period of: $5,475 for third quarter 2003; $5,291 for third quarter 2002; $16,489 for the nine months ended September 30, 2003; and $15,642 for the nine months ended September 30, 2002. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	September 30, 2003	December 31, 2002
Real estate	$2,737,137	$2,597,278
Accumulated depreciation	(311,795)	(257,284)
Real estate, net	2,425,342	2,339,994
Cash and cash equivalents	7,251	8,782
Cash in escrows	41,089	45,735
Accounts receivable	5,683	7,576
Prepaid expenses	18,685	19,046
Investment in and advances to affiliates	5,967	19,475
Deferred charges	8,759	9,093
Other assets	10,163	6,565
Total assets	$2,522,939	$2,456,266
Mortgage notes payable	$1,346,470	$1,300,807
Line of credit	64,000	35,000
Other liabilities	60,489	61,156
Total liabilities	1,470,959	1,396,963
Minority interest	338,256	333,061
Stockholders' equity	713,724	726,242
Total liabilities and stockholders' equity	$2,522,939	$2,456,266
Total shares/units outstanding:		
Common stock	30,605.6	27,027.0
Operating partnership units	16,048.6	16,122.3
Series C convertible cumulative preferred stock*	330.6	1,983.5
Series D convertible cumulative preferred stock*	833.3	833.3
Series E convertible cumulative preferred stock*	-	749.4
	47,818.1	46,715.5

*Potential common shares

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For further information:

David Gardner, Senior Vice President and Chief Financial Officer, (585) 246-4113
Charis Copin, Vice President, Investor Relations, (585) 295-4237